CANARY WHARF
GROUP PLC

82-4997

JRG/AM/1937
10 January 2002

02015123

02 FEB 13 AM 8:34

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Ladies and Gentlemen

Canary Wharf Group plc – Submission Pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934 ('Exchange Act')

We furnish herewith a supplement to our initial submission pursuant to Rule 12g3-2(b) of the Exchange Act, submitted to the Securities and Exchange Commission (the 'SEC') on August 11, 1999 consisting of announcements relating to Directors' shareholdings and letting.

The information and documents furnished pursuant to Rule 12g3-2(b) of the Exchange Act shall not be deemed to be filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Any questions with regard to the enclosed submission may be addressed to the undersigned at 011-44-020-7418-2312.

Yours sincerely

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

J R Garwood
Group Company Secretary

dw 2/14

Canary Wharf Group - Director Shareholding

RNS Number:4585P
Canary Wharf Group PLC
3 January 2002

Notification of directors dealings in shares

1 Name of company
CANARY WHARF GROUP PLC

2 Name of directors
AP ANDERSON AND G IACOBESCU AS BENEFICIARIES OF AN EMPLOYEE TRUST ESTABLISHED FOR THE BENEFIT OF ALL EMPLOYEES PARTICIPATING IN THE CANARY WHARF ALL EMPLOYEE SHARE PLAN (AS APPROVED BY THE INLAND REVENUE UNDER SCHEDULE 8 OF THE FINANCE ACT 2000).

3 Please state whether notification indicates that it is in respect of a holding of the director named in 2 above or a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
HELD BY DIRECTORS AS BENEFICIARIES UNDER THE TRUST TOGETHER WITH OTHER EMPLOYEES

4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
CAPITA IRG TRUSTEES LIMITED RE CANARY WHARF AESOP

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
N/A

6 Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary
ACQUISITION BY CAPITA IRG TRUSTEES LIMITED ON BEHALF OF THE CANARY WHARF ALL EMPLOYEE SHARE PLAN TRUST

7 Number of shares/amount of stock acquired
87 AP Anderson
90 G Iacobescu

8 Percentage of issued class
0.00001% AP Anderson
0.00001% G Iacobescu

9 Number of shares/amount of stock disposed
NIL

10 Percentage of issued class
NIL

11 Class of security
1p ordinary

12 Price per share
430.2447 pence

13 Date of transaction
27 December 2001

14 Date company informed
03 January 2002

15 Total holding following this Notification
3,332 AP Anderson
3,200 G Iacobescu

16 Total percentage holding of issued class following this notification
0.0005% AP Anderson
0.0005% G Iacobescu

24 Name of contact and telephone number for queries
John Garwood - 020-7418 2312

25 Name and signature of authorised company official responsible for making this notification

J R Garwood - Company Secretary

Date of notification 3 January 2002

END

RDSEAKFDEDEAEFE

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RNS Number:6842P
Canary Wharf Group PLC
9 January 2002

9 January 2002

CANARY WHARF GROUP LEASES 140,000 SQ FT TO SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Canary Wharf Group plc ("Canary Wharf") today announced that it has entered into definitive agreements with leading international law firm Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") for the letting of 140,000 sq ft of office space in a new 600,000 sq ft tower, currently under construction adjacent to the Jubilee Line station at Canary Wharf. Skadden Arps also has options, exercisable prior to its initial occupation, to acquire an additional 40,000 sq ft of office space.

The new 32-story building, known as HQ3 and designed by Cesar Pelli, is currently under construction and is scheduled for completion in 2003. The building occupies a prime space on the Heron Quays development and will connect directly to the new 85,000 sq ft retail mall currently under construction. The building will also overlook the new Jubilee Park.

The 140,000 sq ft will enable Skadden Arps to house more than 275 lawyers in the new building. Should they choose to exercise the option on the additional 40,000 sq ft, then this number will rise to more than 325 lawyers. Skadden Arps have been a long-term tenant at Canary Wharf, and currently occupy 60,000 st of office space in One Canada Square. It is expected that staff already based there will transfer to the new building on its completion.

Skadden Arps is one of the world's leading law firms, with headquarters in New York and with approximately 1,700 lawyers in its 23 offices around the globe. It has six offices in Europe, with London being the hub of its European activities. Trade journals report that in 2000 it had the largest gross revenues of any law firm in the world, totalling more than £750 million.

George Iacobescu, Chief Executive, Canary Wharf Group plc said:

"We are pleased that Skadden Arps will be moving into our new multi-tenanted building at Heron Quays. It demonstrates once again how we are able to work closely with our existing tenants to meet their additional space requirements. Skadden Arps originally moved to Canary Wharf four years ago to occupy 18,000 sq ft. It now occupies 60,000 sq ft, continues to grow and we are delighted to help accommodate that success."

Robert S. Sheehan, Executive Partner of Skadden Arps, said:

"Canary Wharf has served us well for almost five years and we look forward to continuing the relationship. We are pleased that Canary Wharf was able to assist us in finding additional space as our growing operations required."

Bruce M. Buck, a partner of Skadden Arps and head of its European operations, said:

"We are delighted with this transaction. We felt that we were pioneers when we moved to Canary Wharf almost five years ago but it has proven to be the right

decision."

- ends -

For further information, please contact:

Canary Wharf Group plc	Skadden Arps Slate Meagher & Flom LLP
Sarah Marrington	Bruce M. Buck
Press Office	Tel: 020 7519 7000
Tel: 020 7418 2325	
Wendy Timmons or David Beck	Sally Feldman
Bell Pottinger Financial	Director of Communications
Tel: 020 7861 3890/3864	Tel: +1 212 735 3000

Notes to Editors

Skadden, Arps, Slate, Meagher & Flom LLP

With approximately 1,700 attorneys in 23 offices, Skadden Arps is one of the largest law firms in the world. The firm's diversified practice enables it to offer the specific legal advice clients need to compete effectively in today's complex, heavily regulated business environment. The firm represents a broad spectrum of clients, from small high-tech start-up companies to nearly one-half of the Fortune 250 industrial and service corporations, as well as many financial and governmental entities.

Canary Wharf Group plc

Canary Wharf Group plc have a total of over 8.1 million square feet under construction at Canary Wharf.

The 8.1 million sq ft is broken down as follows: 7.8 million sq ft in eleven office buildings, the majority of which is pre-committed to Barclays, HSBC, Citigroup, Credit Suisse First Boston, Morgan Stanley, Clifford Chance, Lehman Brothers, The McGraw-Hill Companies and The Northern Trust Company and a further 325,000 sq ft in three retail complexes (180,000 sq ft of which is pre-let to Waitrose Food and Home, and Reebok/Sportsplex).

The total commercial net internal area (both built and under construction) at Canary Wharf has now reached approximately 14 million sq ft.

END

AGRBPMRTMMJMBPT

Copyright © 2002 AFX
Provided by Hemscott Group Ltd
2nd floor, Finsbury Tower, 103-105 Bunhill Row, London EC1Y 8TY
Tel: +44 (0)20-7496 0055 Fax: +44 (0)20-7847 1719
http://www.hemscott.net